File No. 82-2523
CIK 0000852933

COMMERZBANK

– Investor Relations –

November 9th, 2007

INVESTOR RELATIONS INFORMATION

SUPPL

Commerzbank acquires 100% of Essen Hyp

Commerzbank has expanded its public finance business by increasing its holding in Hypothekenbank in Essen AG ("Essen Hyp") to 100%. Commerzbank previously held 51% of Essen Hyp, whose prime focus is public finance. The price agreed with the seller, Dr. Schuppli Group, is undisclosed.

Michael Reuther, Member of the Board of Managing Directors responsible for Public Finance said: "We are delighted to have acquired a 100% holding in Essen Hyp. We now have free rein to redesign Essen Hyp's previous business model and to optimize the public finance activities within the Group. In creating a new business model for public finance, our aim is to generate profitable growth."

Following the acquisition of this stake, Commerzbank subsidiaries Essen Hyp and Eurohypo will strengthen their ties in public finance. Essen Hyp will also collaborate more closely with other areas of Commerzbank, focusing on client business and customer solution-oriented products. The Public Finance division will become more international, further strengthening Commerzbank's European leadership in this field.

Michael Reuther added: "Reaching critical mass means we can exploit our strengths and business relationships better, leading to stronger growth." The purchase of the stake from Dr. Schuppli Group will take place in two stages, with completion expected to take place in January 2008.

END

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